UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
_______________

BIOLOK INTERNATIONAL INC.
(Name of Subject Company)
_______________

BIOLOK INTERNATIONAL INC.
(Names of Persons Filing Statement)
_______________

Common Stock, $.01 Par Value
(Title of Class of Securities)

090943200
(CUSIP Number of Class of Securities)
_______________

Bruce L. Hollander, President and Chief Executive Officer
BioLok International Inc.
368 S. Military Trail
Deerfield Beach, FL 33442
(954) 698-9998
(Name, address, telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
_______________

with a copy to:

Jonathan L. Shepard, Esquire
Siegel, Lipman, Dunay & Shepard, LLP
5355 Town Center Road, Suite 801
Boca Raton, FL 33486
(561) 368-7700

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information. None.

Item 2.	Identity and Background of Filing Person. None.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements. None.

Item 4.	The Solicitation or Recommendation. None.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used. None.

Item 6.	Interest in Securities of the Subject Company. None.

Item 7.	Purposes of the Transaction and Plans or Proposals. None.

Item 8.	Additional Information. None.

Item 9.	Exhibits.

The following preliminary communication made prior to commencement is attached hereto:

Exhibit Number	Description
99.1	Press Release dated September 8, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOLOK INTERNATIONAL, INC.

By:	/s/ Bruce L. Hollander
Bruce L. Hollander, President and
Chief Executive Officer

September 8, 2006
Date